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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   609044 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                       (Continued on the following pages)

                              (Page 1 of 4 Pages)
------------------------
Check the following box [ ] if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 699044 10 2             SCHEDULE 13G                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Advent VII L.P.                                          04-3181563
       Advent New York L.P.                                     04-3095408
       Advent Atlantic and Pacific II L.P.                      04-3123521
       TA Venture Investors L.P.                                04-3068354
       TA Associates VII L.P.                                   04-3081388
       TA Associates, Inc.                                      04-3205751
       TA Associates Service Corporation                        04-3214469
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Advent VII L.P.                                            Delaware
       Advent New York L.P.                                       Delaware
       Advent Atlantic and Pacific II L.P.                        Delaware
       TA Venture Investors L.P.                             Massachusetts
       TA Associates VII L.P.                                     Delaware
       TA Associates, Inc.                                        Delaware
       TA Associates Service Corporation                     Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       Advent VII L.P.                             829,029
                       Advent New York L.P.                        182,885
                       Advent Atlantic and Pacific II L.P.         631,433
                       TA Venture Investors L.P.                    29,853
                       TA Associates VII L.P.                       18,504
                       TA Associates, Inc.                           1,989
                       TA Associates Service Corporation             1,989
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          N/A
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:           Advent VII L.P.                             829,029
                       Advent New York L.P.                        182,885
                       Advent Atlantic and Pacific II L.P.         631,433
                       TA Venture Investors L.P.                    29,853
                       TA Associates VII L.P.                       18,504
                       TA Associates, Inc.                           1,989
                       TA Associates Service Corporation             1,989
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Advent VII L.P.                                             829,029
       Advent New York L.P.                                        182,885
       Advent Atlantic and Pacific II L.P.                         631,433
       TA Venture Investors L.P.                                    29,853
       TA Associates VII L.P.                                       18,504
       TA Associates, Inc.                                           1,989
       TA Associates Service Corporation                             1,989
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Advent VII L.P.                                               6.95%
       Advent New York L.P.                                          1.53%
       Advent Atlantic and Pacific II L.P.                           5.29%
       TA Venture Investors L.P.                                     0.25%
       TA Associates VII L.P.                                        0.16%
       TA Associates, Inc.                                           0.02%
       TA Associates Service Corporation                             0.02%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       Each entity is a Limited Partnership
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    Page 3

ITEM 1(a)     NAME OF ISSUER: Monarch Dental Corporation


ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              6787 Arapaho Road
              Suite 779
              Dallas, TX  75248

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VII L.P.
              Advent New York L.P.
              Advent Atlantic and Pacific II L.P.
              TA Venture Investors L.P.
              TA Associates VII L.P
              TA Associates, Inc.
              TA Associates Service Corporation

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA  02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP NUMBER: 609044 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
              Not Applicable

ITEM 4        OWNERSHIP

ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                            COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                            829,029
              Advent New York L.P.                                       182,885
              Advent Atlantic and Pacific II L.P.                        631,433
              TA Venture Investors L.P.                                   29,853
              TA Associates VII L.P.                                      18,504
              TA Associates, Inc.                                          1,989
              TA Associates Service Corporation                            1,989

ITEM 4(b)     PERCENT OF CLASS                                        PERCENTAGE
                                                                      ----------
              Advent VII L.P.                                              6.95%
              Advent New York L.P.                                         1.53%
              Advent Atlantic and Pacific II L.P.                          5.29%
              TA Venture Investors L.P.                                    0.25%
              TA Associates VII L.P.                                       0.16%
              TA Associates, Inc.                                          0.02%
              TA Associates Service Corporation                            0.02%

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:          COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                            829,029
              Advent New York L.P.                                       182,885
              Advent Atlantic and Pacific II L.P.                        631,433
              TA Venture Investors L.P.                                   29,853
              TA Associates VII L.P.                                      18,504
              TA Associates, Inc.                                          1,989
              TA Associates Service Corporation                            1,989

              (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:                 N/A

              (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                    DISPOSITION:                                    COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                            829,029
              Advent New York L.P.                                       182,885
              Advent Atlantic and Pacific II L.P.                        631,433
              TA Venture Investors L.P.                                   29,853
              TA Associates VII L.P.                                      18,504
              TA Associates, Inc.                                          1,989
              TA Associates Service Corporation                            1,989

              (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION        N/A

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
              Not Applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10       CERTIFICATION: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., TA Venture Investors Limited Partnership, TA Associates VII L.P., TA Associates, Inc. and TA Associates Service Corporation hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Monarch Dental Corporation.

Dated:

ADVENT VII L.P.

By:  TA Associates VII L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.

By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.

By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.

By: _________________________________________________________
    Katherine S. Cromwell, General Partner

TA ASSOCIATES VII L.P.
By:  TA Associates, Inc.

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

TA ASSOCIATES, INC.

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

TA ASSOCIATES SERVICE CORPORATION

By: _________________________________________________________
    Katherine S. Cromwell, Clerk